1151 Maplewood Drive, Itasca, IL 60143, USA Main: 1.630.250.5100 Fax: 1.630.773.3744

VIA EDGAR

July 7, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:    Mr. Larry Spirgel
    Assistant Director

Re:    Knowles Corporation
    SEC Comment Letter dated June 15, 2016
    SEC File No. 1-36102

Dear Mr. Spirgel:

Knowles Corporation (the “Company”) is submitting the following response to the Securities and Exchange Commission’s comment letter dated June 15, 2016 on the Company’s Form 10-K for the year ended December 31, 2015 filed on February 19, 2016 and Form 10-Q for the quarter ended March 31, 2016 filed on May 5, 2016.

Comment:

Form 10-Q for the Quarter Ended March 31, 2016
Notes to the Financial Statements
2. Discontinued Operations, page 6
1. On page 4 of your Form 10-K for the year ended December 31, 2015, you disclose that speaker and receiver product line assets included in MCE assets represented $441.1 million and $692.6 million of total Company assets as of December 31, 2015 and 2014, respectively. In addition, the goodwill attributable to the MCE segment is included in the speaker and receiver product line assets and as of December 31, 2015 and 2014 represented $328.6 million and $365.5 million, respectively. However, we note that at March 31, 2016 you only reclassified assets of $57.3 million as discontinued operations. Explain to us why you did not allocate any goodwill to the discontinued operations and how you complied with the guidance in ASC 350-20-40.

Response:

In accordance with ASC 350-20-40, the Company should have allocated an amount of goodwill to the discontinued operations as of March 31, 2016. We have concluded that such amount would have been immaterial. As disclosed in the Company’s Form 8-K filed on July 7, 2016, the Company signed a definitive agreement to sell the speaker and receiver product line on May 11, 2016 and completed the sale on July 7, 2016. As receiving cash for the product line is the strongest indication of its fair market value, the Company reconsidered the allocation of MCE segment goodwill to the speaker and receiver product line. Based on the consideration received of $45.0 million in cash, the speaker and receiver product line fair value was 2.5% of the MCE segment’s fair value, which results in an actual goodwill allocation of $18.7 million to discontinued operations. This is considered immaterial to the March 31, 2016 financial statements and will be corrected prospectively in our Form 10-Q to be filed for the three and six month periods ending June 30, 2016. In reaching this conclusion, we considered the guidance within Staff Accounting Bulletin 99 - Materiality, including both quantitative and qualitative factors.

United States Securities and Exchange Commission
Division of Corporation Finance
July 7, 2016

As requested by your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have questions following your review of the information provided by this response or require any additional information, please contact me at (630) 250-5100.

Very truly yours,

KNOWLES CORPORATION

By:	/s/ JOHN S. ANDERSON
Name:	John S. Anderson
Title:	Senior Vice President and Chief Financial Officer

cc:	Jeffrey S. Niew, President and Chief Executive Officer